

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 7, 2010

Mercer Cauley
Chief Executive Officer
Tryon Alpha, Inc.
127 North Tryon Street, Suite 312
Charlotte, NC 28202

      Re: Tryon Alpha, Inc.
              Item 4.01 Form 8-K
              Filed August 23, 2010
              File No. 000-53139

Dear Mr. Cauley:

      We have completed our review of your filings and do not have any further comments at this time.

                    Sincerely,

                    Ethan Horowitz
                    Staff Accountant